SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2003

Commission File Number 1-15032

Enodis plc

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:    ☒                Form 40-F:    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes:    ☐                            No:    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes:    ☐                            No:    ☒

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes:    ☐                            No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Explanatory Note:

On February 10, 2003, Enodis plc released an announcement regarding its financial results for the 13 weeks ended December 28, 2002. The text of that announcement follows, including the Company’s “safe harbor” legend, regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

Below, immediately following the text of the announcement referred to above, is the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations concerning the 13 weeks ended December 28, 2002.

****************************************************

10 February 2003

First quarter results for the 13 weeks ended 28 December 2002

Group Financial Highlights

£m (except EPS)	Q103		Q102

Operating profits *
FSE—North America	9.4		9.8
FSE—Europe and Asia	1.6		2.7
FSE—Global	11.0		12.5
FRE	(0.8)		1.7

Adjusted Group profit/(loss) before tax*	2.5		5.1
Group profit/(loss) before tax	(0.2)		(3.7)
Adjusted, diluted EPS*	0.5	p	1.4	p

Net debt	182.0		376.1

*    before exceptional items and goodwill amortisation

Key Points

•	Results in line with expectations

•	Food Service Equipment—North America: like-for-like operating profit ** up 8% with evidence of further market share gains

•	Global Food Service Equipment operating profit down 12%, reflecting disposals and foreign exchange effects

•	Significant progress in Food Retail Equipment—reduced losses versus Q402

•	Q102 operating profits include £2.1m profit contribution from businesses subsequently sold

•	Net debt at £182.0m less than half prior year figure

**	like-for-like adjusted for disposals and foreign exchange

Andrew Allner, Chief Executive Officer said:

“The Q1 results are in line with our expectations. However, given the recent signs of increasing nervousness among our customer base about the political situation and economic outlook, and the impact of adverse foreign exchange movements, we are becoming a little more cautious about the likely full year outturn. We continue to take the appropriate measures to mitigate the impact of this difficult trading environment, and are confident that the consistent implementation of our strategy will leave Enodis strongly positioned when growth is resumed.”

For further enquiries:

Andrew Allner	Chief Executive Officer	020 7304 6006

Dave Wrench	Chief Financial Officer	020 7304 6006

Andrew Lorenz	Financial Dynamics	020 7269 7113

Conference calls will be held for shareholders/analysts at 9:30am and bondholders at 11:00am today. For details, please contact Sorrel Beynon at Financial Dynamics on 020 7269 7291 or Kaylie Thomson at Enodis on 020 7304 6024.

Chief Executive Officer’s Review

Overview

As anticipated markets have continued to be weak. Our Q1 results are, however, in line with the Board’s expectations.

Improved like-for-like performance at Food Service Equipment—North America (8% up on Q102) has offset continuing weaker European performance. Whilst Kysor Warren continues to make operating losses, these have been significantly reduced since Q402 as its new management team’s focus on quality and productivity has improved operations and hence results.

We have generated £10.2m of positive pre-exceptional operating cashflow after capital expenditure. There was a £0.5m free cash inflow during the quarter, after £5.7m of semi-annual interest payments on our 10 3/8% senior subordinated notes.

Net debt at £182.0m is less than half the Q102 balance and has reduced slightly since our Financial Year end of 28 September 2002 primarily due to the weakening of the dollar.

Results

Q103 profit before tax, exceptional items and goodwill amortisation was £2.5m (Q102: £5.1m). The decrease from prior year was primarily caused by:

		£m

•	Loss of Q102 operating profits from businesses sold during FY02	(2.1)

•	Reduced Food Retail Equipment results	(2.5)

•	Decreased interest charge	1.4

Like-for-like Q103 Global Food Service Equipment operating profit* was flat compared to Q102, masking an 8% increase in Food Service Equipment—North America like-for-like profits.

Operating margins declined to 5.2% (Q102: 6.3%) principally as a result of lower margins in Food Service Equipment—Europe/Asia and losses in Food Retail Equipment. Food Service Equipment—North America margins declined slightly to 9.4%.

*    In this discussion, operating profit is before exceptional items and goodwill amortisation.

Exceptional Items

Q103 exceptional items comprise the following:	£m

Favourable settlement of disposal warranty claims	2.5

Increased legal fee accruals in respect of Consolidated Industries litigation	(1.7)

Net credit	0.8

More details are contained in Note 4 to the attached unaudited financial statements.

Cashflow and Financing

Pre-exceptional operating cash inflow, after capital expenditure, was £10.2m reflecting little movement in net working capital during the quarter.

After interest and tax, there was a £0.5m free cash inflow. £5.7m of semi-annual interest was paid in respect of our 10 3/8% senior subordinated notes.

Net debt reduced by £4.1m compared to the level at 28 September 2002, predominantly due to the weakening of the US$ from $1.55:£1 to $1.60:£1 at period end.

Interest in Q103 was £1.4m lower than Q102 due to the impact of lower principal balances offset by higher interest rates on our senior notes.

Earnings Per Share

Adjusted diluted earnings per share are 0.5p (Q102:1.4p having adjusted for the bonus element of last year’s Rights Issue).

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, approximately 76% of Food Service Equipment sales, and our operations in Europe/Asia.

At the time of our preliminary announcement in November we stated that we did not anticipate any improvement in the North American food service equipment markets for the year as a whole. We believe the market in Q103 is up some 5% compared to Q102 during which period demand was of course adversely impacted by the events of September 11, 2001.

The markets in Europe were, as expected, mixed and continued to be down versus prior year as Europe lagged North America.

Results

Like-for-like Q1 sales for our North American operations, including exports, were up 10% on the prior year, partially reflecting the impact of September 11, 2001 which reduced the comparative figures. In absolute terms, sales at £100.1m were down £7.2m on the prior year, predominantly due to the effect of disposals and foreign exchange movements.

The 4% decline in reported operating profits in Food Service Equipment—North America reflected the impact of disposals and foreign exchange. Corresponding like-for-like operating profits were up 8% as most of our continuing businesses performed strongly. However, at our North American refrigeration business pricing issues and a move to lower margin products reduced profits.

Weak European markets led to overall flat like-for-like sales. However, like-for-like profits fell by 35%, principally due to the continued effects of low volume and factory relocations in two of our UK businesses, although in both cases significant improvement has been seen since Q402.

Food Retail Equipment

Returning Kysor Warren, and therefore Food Retail Equipment, to profitability remains a key priority, although it will take some time. Significant action has been taken by the new management team to improve customer satisfaction, product quality and productivity. Early signs are encouraging, with trial orders being received from several customers that had previously decided to source product elsewhere—a positive lead indicator for the future.

The underlying run rate of losses at Kysor Warren was significantly lower than in Q402.

Results

Like-for-like sales were down 25% on the prior year, due to lower sales at our operations in Mexico and unseasonally higher sales in Kysor Panel Systems in Q102, along with some price erosion.

Like-for-like operating profits were down as a consequence of lower sales however this was offset by aggressive cost control.

Property

We have now signed contracts in respect of the next phase of development of our Felsted property, which we continue to expect to contribute to full year property profits of around £4m (FY02 £8m).

Current Trading and Outlook

Our Q1 results were as we anticipated at the start of FY 03, in what is seasonally our weakest quarter. Given recent signs of increasing nervousness among our customer base about the political situation and economic outlook, we are becoming a little more cautious about the likely full year outturn. Were the present £/US$ rate of $1.65:£1 to be maintained, compared with last year’s average rate of $1.47:£1, our US operating results would be reduced by some £5m with an offsetting benefit to the interest charge of approximately £1m.

Management continues to focus on customer satisfaction, cost control and cash management to mitigate the impact of this difficult trading environment. We expect our Food Service Equipment—North America business to build on the market share progress achieved over the last year. In Food Retail Equipment we anticipate further progress at Kysor Warren as our management actions take effect.

A J Allner

Chief Executive Officer

10 February 2003

Management Discussion and Analysis (MD&A)

Under the terms of our 10 3/8% senior subordinated notes we are required to prepare an MD&A and file it with the Securities and Exchange Commission (SEC) in the US on Form 6-K. This is a US style explanation of our Q103 results and contains more detail of certain matters for example liquidity and capital resources, historical cashflows and legal proceedings including more detail on the status of the Consolidated Industries cases. You will be able to obtain a copy of the filing on the SEC website at www.sec.gov.

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns; the effects of fluctuations in foreign currencies; and other risk factors. A more complete description of these factors, can be found under “Risk Factors” in the Company’s Form 20-F, filed with the SEC in December 2002.

Unaudited group profit and loss account

13 weeks to 28 December 2002 (First Quarter)

		13 weeks to 28 December 2002			13 weeks to 29 December 2001
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Turnover
Food Equipment		156.8	—	156.8	192.8	—	192.8
Property		—	—	—	—	—	—

Total turnover	2	156.8	—	156.8	192.8	—	192.8

Profit/(loss) from operations
Food Equipment		10.2	—	10.2	14.2	(2.4)	11.8
Property		—	—	—	—	—	—
Corporate costs		(2.1)	(1.7)	(3.8)	(2.1)	—	(2.1)

Continuing operations		8.1	(1.7)	6.4	12.1	(2.4)	9.7

Goodwill amortisation		(3.5)	—	(3.5)	(5.0)	—	(5.0)

Operating profit/(loss)	3	4.6	(1.7)	2.9	7.1	(2.4)	4.7

Profit /(loss) on disposal of business	4	—	2.5	2.5	—	2.7	2.7

Profit/(loss) on ordinary activities before interest and taxation		4.6	0.8	5.4	7.1	0.3	7.4
Net interest payable and similar charges		(5.6)	—	(5.6)	(7.0)	(4.1)	(11.1)

Profit/(loss) on ordinary activities before taxation		(1.0)	0.8	(0.2)	0.1	(3.8)	(3.7)
Tax on profit/(loss) on ordinary activities	5	(0.4)	0.6	0.2	(0.6)	—	(0.6)

Profit/(loss) on ordinary activities after taxation		(1.4)	1.4	0.0	(0.5)	(3.8)	(4.3)
Minority interests		—	—	—	(0.1)	—	(0.1)

Profit/(loss) for the period		(1.4)	1.4	0.0	(0.6)	(3.8)	(4.4)

Equity dividends		—	—	—	—	—	—

Retained result		(1.4)	1.4	0.0	(0.6)	(3.8)	(4.4)

Earnings/(loss) per share (pence)	6						(Restated )

Basic earnings/(loss) per share				—			(1.5)

Adjusted basic earnings/(loss) per share				0.5			1.4

Diluted earnings/(loss) per share				—			(1.5)

Adjusted diluted earnings/(loss) per share				0.5			1.4

Statement of total recognised gains and (losses)				£m			£m

Gain/(loss) for the period				—			(4.4)
Goodwill written back on disposals, previously written off				—			10.4
Currency translation differences on foreign currency net investments				(3.2)			(1.1)

Total recognised gains and (losses) for the period				(3.2)			4.9

Prior period adjustment				—			26.9

Total recognised gains and (losses) since last annual report				(3.2)			31.8

Audited group profit and loss account

52 weeks to 28 September 2002

		52 weeks to 28 September 2002
		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m

Turnover

Food Equipment		777.1	—	777.1
Property		16.1	—	16.1

Total turnover	2	793.2	—	793.2

Profit/(loss) from operations

Food Equipment		67.2	(8.9)	58.3
Property		8.0	—	8.0
Corporate costs		(7.9)	(0.5)	(8.4)

		67.3	(9.4)	57.9
Goodwill amortisation/impairment		(19.0)	(48.9)	(67.9)

Operating profit/(loss)	3	48.3	(58.3)	(10.0)

Profit/(loss) on disposal of business	4	—	(38.1)	(38.1)

		48.3	(96.4)	(48.1)
Net interest payable and similar charges		(29.3)	(8.4)	(37.7)

Profit/(loss) on ordinary activities before taxation		19.0	(104.8)	(85.8)

Tax on profit/(loss) on ordinary activities	5	(1.2)	0.2	(1.0)

Profit/(loss) on ordinary activities after taxation		17.8	(104.6)	(86.8)

Minority interests		(0.2)	—	(0.2)

Profit/(loss) for the period		17.6	(104.6)	(87.0)

Equity dividends		—	—	—

Retained result		17.6	(104.6)	(87.0)

Earnings/(loss) per share (pence)	6

Basic earnings/(loss) per share				(24.8)

Adjusted basic earnings/(loss) per share				10.4

Diluted earnings/(loss) per share				(24.8)

Adjusted diluted earnings/(loss) per share				10.4

				£m
Statement of total recognised gains and (losses)

Gain/(loss) for the period				(87.0)
Goodwill written back on disposals, previously written off				65.1
Currency translation differences on foreign currency net investments				(5.7)

Total recognised gains and (losses) for the period				(27.6)

Prior period adjustment				26.9

Total recognised gains and (losses) since last annual report				(0.7)

Unaudited group balance sheet

	28 December	29 December	28 September
	2002	2001	2002
	£m	£m	£m
	(Unaudited)	(Unaudited)

Fixed assets
Intangible assets: goodwill	225.7	310.9	235.4
Tangible assets	83.6	108.7	88.0
Investments	5.9	6.9	5.9

	315.2	426.5	329.3

Current assets
Stocks	76.5	105.4	77.7
Debtors	106.1	184.6	127.4
Deferred tax asset	25.1	27.0	25.3
Cash at bank and in hand	59.2	26.9	72.7

	266.9	343.9	303.1

Creditors falling due within one year
Borrowings	(31.4)	(388.5)	(33.4)
Other creditors	(155.1)	(189.3)	(183.8)

Net current assets/(liabilities)	80.4	(233.9)	85.9

Total assets less current liabilities	395.6	192.6	415.2

Financed by:
Creditors falling due after more than one year
Borrowings	199.2	14.5	214.1

Provisions for liabilities and charges	42.9	58.2	44.3

	242.1	72.7	258.4

Capital and reserves
Called up equity share capital	200.2	125.1	200.2
Share premium account	234.2	239.0	234.2
Profit and loss account	(280.9)	(245.1)	(277.6)

Equity shareholders’ funds	153.5	119.0	156.8

Equity minority interests	—	0.9	—

	395.6	192.6	415.2

Unaudited group cash flow statement

		13 weeks to 28 December	13 weeks to 29 December	52 weeks to 28 September
		2002	2001	2002
	Notes	£m	£m	£m
		(Unaudited)	(Unaudited)

Net cash flow from operations before exceptional items		11.0	2.3	100.0
Net cash flow effect of exceptional items		(0.9)	(11.2)	(27.4)

Net cash inflow/(outflow) from operating activities	a	10.1	(8.9)	72.6

Return on investments and servicing of finance

Interest paid		(8.2)	(5.7)	(23.3)
Financing fees paid		—	—	(18.9)

		(8.2)	(5.7)	(42.2)

Taxation

Overseas and UK tax paid		(1.5)	(1.6)	(3.3)

Capital expenditure and financial investment

Payments to acquire tangible fixed assets		(1.2)	(2.8)	(9.9)

Receipts from sale of tangible fixed assets		0.4	0.1	0.9

		(0.8)	(2.7)	(9.0)

Acquisitions and disposals

Disposal of subsidiary undertakings		—	16.6	88.6

		—	16.6	88.6

Equity dividends paid		—	—	—

Cash inflow/(outflow) before financing		(0.4)	(2.3)	106.7

Financing

Issue of shares		—	—	70.3
Net drawings/(repayment) of borrowings		(12.7)	(10.1)	(242.5)
Issue of 10 3 / 8 % senior subordinated notes		—	—	100.0
Capital element of finance lease payments		(0.2)	(0.1)	(0.5)

		(12.9)	(10.2)	(72.7)

Increase/(decrease) in cash in the period		(13.3)	(12.5)	34.0

Unaudited group cash flow statement

(a)  Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	13 weeks to 28 December 2002			13 weeks to 29 December 2001
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	4.6	(1.7)	2.9	7.1	(2.4)	4.7
Depreciation	3.3	—	3.3	4.5	—	4.5
Amortisation of goodwill	3.5	—	3.5	5.0	—	5.0
Provisions (net)	(0.2)	(0.4)	(0.6)	(0.3)	(1.2)	(1.5)
(Increase)/decrease in stocks	0.3	0.1	0.4	(1.2)	—	(1.2)
(Increase)/decrease in debtors	20.2	—	20.2	16.9	—	16.9
Increase/(decrease) in creditors	(20.7)	1.1	(19.6)	(29.7)	(7.6)	(37.3)

Net cash inflow/(outflow) from operating activities	11.0	(0.9)	10.1	2.3	(11.2)	(8.9)

	52 weeks to 28 September 2002
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m

Operating profit/(loss)	48.3	(58.3)	(10.0)
Depreciation	15.7	—	15.7
Amortisation/impairment of goodwill	19.0	48.9	67.9
Provisions (net)	(2.2)	(5.6)	(7.8)
(Increase)/decrease in stocks	5.5	5.9	11.4
(Increase)/decrease in debtors	19.7	—	19.7
Increase/(decrease) in creditors	(6.0)	(18.3)	(24.3)

Net cash inflow/(outflow) from operating activities	100.0	(27.4)	72.6

(b) Reconciliation of net cash flow to movement in net debt
	28 December	29 December	28 September
	2002	2001	2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

Net debt at the start of period	(186.1)	(365.9)	(365.9)
Increase/(decrease) in net cash in the period	(13.3)	(12.5)	34.0
Borrowings repaid	—	10.1	400.4
Issue of 10 3/8% senior subordinated notes	—	—	(100.0)
Net (increase)/decrease in other loans	12.7	—	(157.9)
Net (increase)/decrease in finance leases	0.2	0.1	(1.0)
Translation differences	4.5	(7.9)	4.3

Net debt at the end of the period	(182.0)	(376.1)	(186.1)

Unaudited group cash flow statement

(c)  Reconciliation of net debt to balance sheet

	28 December 2002	29 December 2001	28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

Cash	59.2	26.9	72.7
Short term borrowing	(31.4)	(388.5)	(33.4)
Long term borrowing	(199.2)	(14.5)	(214.1)

	(171.4)	(376.1)	(174.8)
Deferred financing costs	(10.6)	—	(11.3)

	(182.0)	(376.1)	(186.1)

Notes to the unaudited financial statements

1    Basis of Preparation

The accompanying condensed financial statements (“quarterly financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). The quarterly financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group’s management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 13 weeks ended 28 December 2002 may not necessarily be indicative of the operating results that may be achieved for the entire financial year.

The quarterly financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the year ended 28 September 2002.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 8 to the quarterly financial statements.

These quarterly financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 28 September 2002 are based upon the 2002 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 13 week period to 28 December 2002 and 29 December 2001 have been extracted from underlying accounting records and have not been audited.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of 29 September 2002, we have chosen to adopt a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover is:

	As previously reported	Reclassified
Period	£m	£m

13 weeks ended 29 December 2001	189.9	192.8
52 weeks ended 28 September 2002	783.2	793.2

The reclassification did not have any impact on gross profit or operating profit for any period.

2    Turnover

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

Food Service Equipment—North America	100.1	107.3	474.1
Food Service Equipment—Europe and Asia	32.0	37.0	145.0
Food Retail Equipment	24.7	48.5	158.0

Food Equipment	156.8	192.8	777.1
Property	—	—	16.1

	156.8	192.8	793.2

Notes to the unaudited financial statements (continued)

3    Operating profit/(loss)

	13 weeks to 28 December 2002			13 weeks to 29 December 2001
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m	£m

Food Service Equipment—North America	9.4	—	9.4	9.8	—	9.8
Food Service Equipment—Europe and Asia	1.6	—	1.6	2.7	(1.3)	1.4
Food Retail Equipment	(0.8)	—	(0.8)	1.7	(1.1)	0.6

	10.2	—	10.2	14.2	(2.4)	11.8
Food Equipment goodwill amortisation	(3.5)	—	(3.5)	(5.0)	—	(5.0)

Food Equipment	6.7	—	6.7	9.2	(2.4)	6.8
Property	—	—	—	—	—	—
Corporate costs	(2.1)	(1.7)	(3.8)	(2.1)	—	(2.1)

	4.6	(1.7)	2.9	7.1	(2.4)	4.7

	52 weeks to 28 September 2002
	Before exceptional items	Exceptional items	Total
	£m	£m	£m

Food Service Equipment—North America	60.8	0.2	61.0
Food Service Equipment—Europe and Asia	9.7	(2.5)	7.2
Food Retail Equipment	(3.3)	(6.6)	(9.9)

	67.2	(8.9)	58.3
Food Equipment goodwill amortisation/impairment	(19.0)	(48.9)	(67.9)

Food Equipment	48.2	(57.8)	(9.6)
Property	8.0	—	8.0
Corporate costs	(7.9)	(0.5)	(8.4)

	48.3	(58.3)	(10.0)

Notes to the unaudited financial statements (continued)

4    Exceptional items

(a)  Operating exceptional items

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

Legal fee accruals	1.7	—	—
Restructuring costs and inventory write downs	—	2.4	9.4

	1.7	2.4	9.4
Goodwill impairment	—	—	48.9

Operating exceptional items	1.7	2.4	58.3

The Group has reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on some of the claims totalling $8.6m. The Group is advised that the adverse decision is incorrect, and intends to appeal the decision. The Group’s view of the outcome of the Consolidated litigation remains unchanged.

Restructuring costs in the 13 weeks to 29 December 2001 and the 52 weeks to 28 September 2002 principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment Group. This includes the write down of inventory at Kysor Warren reflecting the decline in the business and employee termination costs that resulted from a headcount reduction of 30. There was also further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment Group.

Following downturns in the US economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2001 and 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of the goodwill. In 2001, an impairment of £100m was booked. In 2002, due to the poor performance of Kysor Warren, the carrying value of goodwill was written down by a further £48.9m.

(b)  Disposal of businesses

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

Profit/(loss) on disposals	2.5	2.7	(38.1)

In February 2003, the Group paid £1.25m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, associated accruals of £2.5m have been credited to the profit and loss account in the 13 weeks ended 28 December 2002.

Notes to the unaudited financial statements (continued)

On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for net consideration of £18.7m realising a profit on disposal of £2.7m after writing off £10.4m of goodwill previously not charged against reserves.

During the 52 weeks to 28 September 2002, in addition to Sammic SA, the Group disposed of Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realised a loss on these disposals of £44.1m after writing off goodwill of £54.7m previously charged against reserves.

In December 2001, £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale of the Building and Consumer Products business in June 2001. As part of the disposal proceeds the Group had received a £20.0m vendor loan note and share warrants. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4m being £20.0m for the vendor loan note, £0.4m compensation for early repayment of the note and £4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3m.

The net cash consideration, after expenses, of all the above disposals has been used to repay debt.

(c)  Net interest payable and similar charges

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

Deferred financing fees written off	—	4.1	4.2
Refinancing fees	—	—	4.2

	—	4.1	8.4

Deferred finance fees written off of £4.2m in the 52 weeks to 28 September 2002 related to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002.

Refinancing fees represent amounts paid to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements.

5    Taxation

(a)  Analysis of charge in period

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited)
	£m	£m	£m

The tax charge for the current period comprised:
UK taxation at 30% (2001:30%)	—	—	—
Foreign taxation – current year	0.4	0.7	5.8
– prior year	—	—	(3.8)

	0.4	0.7	2.0
Tax relief on exceptional items—deferred taxation	(0.6)	—	(0.2)

	(0.2)	0.7	1.8
Deferred taxation	—	(0.1)	(0.8)

	(0.2)	0.6	1.0

(b)  The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

6    Earnings /(loss) per share

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	(Unaudited)	(Unaudited/ Restated)
	£m	£m	£m

Basic and diluted loss attributable to shareholders	0.0	(4.4)	(87.0)

Basic and diluted weighted average number of shares	399.2	307.5	351.0

	pence	pence	pence

Basic loss per share	0.0	(1.5)	(24.8)
Effect per share of exceptional items	(0.4)	1.2	15.9
Effect per share of goodwill amortisation and impairment	0.9	1.7	19.3

Adjusted basic earnings per share	0.5	1.4	10.4

Diluted loss per share	0.0	(1.5)	(24.8)
Effect per share of exceptional items	(0.4)	1.2	15.9
Effect per share of goodwill amortisation and impairment	0.9	1.7	19.3

Adjusted diluted earnings per share	0.5	1.4	10.4

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group. The period ended 29 December 2001 has been restated for the bonus element of the rights issue completed on 9 April 2002. The theoretical ex-rights price was 82.2p.

7    Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling have been translated at the average rate prevailing for each month for the 13 weeks to 28 December 2002, the average exchange rate for sales and profit being £1=$1.57. Results to 29 December 2001 were translated at the rate of £1=$1.45 and full year results to 28 September 2002 at £1=$1.47. The closing rate for the US Dollar at 28 December 2002 was £1=$1.60, at 29 December 2001 was £1=$1.45 and at 28 September 2002 was £1=$1.55.

Notes to the unaudited financial statements (continued)

8    Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States.

The quarterly financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between UK GAAP and US GAAP.

	13 weeks to 28 December 2002	13 weeks to 29 December 2001	52 weeks to 28 September 2002
	£m	£m	£m
	(Unaudited)	(Unaudited)

Profit/(loss) in accordance with UK GAAP	0.0	(4.4)	(87.0)
Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
– Goodwill amortisation	3.5	(3.8)	(13.5)
– Pension costs	(0.5)	0.3	(2.5)
– Sale/leaseback transactions	—	—	0.1
– Share option plans	—	—	1.1
– Restructuring charges	—	(0.4)	(0.4)
– Derivative instruments	—	(1.8)	(4.0)
– Other	—	(0.5)	(0.7)
– Capitalised interest	0.1	—	—
– Loss contingency	—	—	2.4

Items increasing/(decreasing) UK GAAP other non-operating profit/(loss):
– Deferred taxation	(0.4)	(1.3)	(16.5)
– Gain on sale of businesses	—	2.4	18.0

Net profit/(loss) in accordance with US GAAP	2.7	(9.5)	(103.0)

Net profit/(loss) in accordance with US GAAP is represented by:

Net profit/(loss) from continuing operations	0.2	(9.5)	(103.0)
Net profit /(loss) from discontinuing operations	—	—	—
Gain on sale of discontinued operations	2.5	—	—

Net profit/(loss) in accordance with US GAAP	2.7	(9.5)	(103.0)

(*)  All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences

A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the consolidated financial statements as of 28 September 2002. There are no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing the unaudited consolidated interim financial statements other than those discussed below.

Notes to the unaudited financial statements (continued)

Adoption of new accounting standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets”. SFAS 142 is effective for fiscal years beginning after 15 December 2001 for all goodwill and other intangible assets recognised in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. SFAS 142 requires, among other things, the discontinuance of goodwill amortisation and an annual test for impairment. In addition, the standard includes provisions for the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Group to complete a transitional goodwill impairment test six months from the date of adoption.

With respect to goodwill amortisation, the Group adopted SFAS No. 142 effective 29 September 2002. The application of the non-amortisation provisions of SFAS No. 142 for goodwill for the 13 weeks ended 28 December 2002 resulted in a reduction of amortisation expense by £3.5m under US GAAP. The Group estimates that there will be a reduction of amortisation expense by £14.8m for the fiscal year ending 27 September 2003.

A reconciliation of previously reported net profit/(loss) to the amounts adjusted for the exclusion of the amortisation of goodwill under US GAAP is as follows:

	13 weeks to 28 December	13 weeks to 29 December	52 weeks to 28 September
	2002	2001	2002
	£m	£m	£m
Reported net profit/(loss) in accordance with US GAAP	2.7	(9.5)	(103.0)
Add: Goodwill amortisation	—	8.8	32.5

Adjusted net profit/(loss)	2.7	(0.7)	(70.5)

At 28 December 2002 the Group had goodwill of £385.6m. Pursuant to the transitional provisions of SFAS No. 142, the Group will complete the first step of its transitional goodwill impairment test during the second quarter of fiscal 2003. If impairment is indicated the second step of its transitional goodwill impairment test to measure the impairment loss requirements will be completed prior to fiscal year-end. The Group will record such impairment, if necessary, as a cumulative effect of accounting change effective 29 September 2002. The cumulative effect of accounting change recorded could be material to the consolidated results of operations or financial position under US GAAP.

OTHER FINANCIAL INFORMATION: Reconciliation of like-for-like information

	13 weeks to 28 December 2002	Effect of Foreign Exchange	Proforma Q1 2003	13 weeks to 29 December 2001	Effect of Disposals	Proforma Q1 2002	Like-for-like
a) Turnover	£m	£m	£m	£m	£m	£m	%
Food Service Equipment – North America	100.1	7.8	107.9	107.3	(9.5)	97.8	10%
Food Service Equipment – Europe and Asia	32.0	(0.4)	31.6	37.0	(4.6)	32.4	(2)%
Food Service Equipment	132.1	7.4	139.5	144.3	(14.1)	130.2	7%

Food Retail Equipment	24.7	1.8	26.5	48.5	(13.2)	35.3	(25)%
Food Equipment	156.8	9.2	166.0	192.8	(27.3)	165.5	0%
b) Operating profit
Food Service Equipment – North America	9.4	0.8	10.2	9.8	(0.4)	9.4	8%
Food Service Equipment – Europe and Asia	1.6	(0.1)	1.5	2.7	(0.4)	2.3	(35)%
Food Service Equipment	11.0	0.7	11.7	12.5	(0.8)	11.7	0%

Food Retail Equipment	(0.8)	(0.1)	(0.9)	1.7	(1.3)	0.4	(325)%
Food Equipment	10.2	0.6	10.8	14.2	(2.1)	12.1	(11)%

*****************************************

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our quarterly financial statements included in this document, as well as our audited Fiscal 2002 financial statements and the discussions in Item 5 and Item 11 of our Annual Report on Form 20-F for Fiscal 2002.

Throughout this document, the 13 weeks ended December 28, 2002 and December 29, 2001 are called, respectively, “1st Quarter 2003” and “1st Quarter 2002”. The 52 weeks ended September 29, 2002 is called “Fiscal 2002”. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of September 29, 2002, we have chosen to adopt a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover is:

Period	As previously reported (millions)	Reclassified (millions)
1st Quarter 2002	£189.9	£192.8
Fiscal 2002	£783.2	£793.2

The reclassification did not have any impact on gross profit or operating profit for any period.

In our discussion of performance, we use “comparable” turnover or profits to refer to U.K. GAAP measures of turnover or profits that reflect adjustments to actual results because of disposals of businesses and to eliminate the effect of foreign exchange movements arising on translation of results.

Results of Continuing Operations

We are organized into three reportable segments: Global Food Service Equipment, Food Retail Equipment and Property.

The following table sets forth the components of our consolidated profit and loss accounts as a percentage of turnover from our continuing operations for 1st Quarter 2003 and 1st Quarter 2002.

	1st Quarter 2003		1st Quarter 2002
	(in millions, except percentages)
Turnover from continuing operations:
Global Food Service Equipment	£132.1	84%	£144.3	75%
Food Retail Equipment	24.7	16%	48.5	25%
Property	0.0	0%	0.0	0%

Total turnover from continuing operations	156.8	100%	192.8	100%

Operating profit/(loss) from continuing operations before goodwill amortization and exceptional items:
Global Food Service Equipment	11.0	7%	12.5	6%
Food Retail Equipment	(0.8)	(1%)	1.7	1%
Property	0.0	0%	0.0	0%
Corporate costs	(2.1)	(1%)	(2.1)	(1%)

Total operating profit from continuing operations before goodwill amortization and exceptional items	8.1	5%	12.1	6%
Operating exceptional items	(1.7)	(1%)	(2.4)	(1%)
Goodwill amortization	(3.5)	(2%)	(5.0)	(3%)

Operating profit/(loss) from continuing operations	2.9	2%	4.7	2%
Profit on disposal of businesses	2.5	2%	2.7	1%
Net interest payable and similar charges	(5.6)	(4%)	(11.1)	(6%)

Loss on ordinary activities before taxation	(0.2)	0%	(3.7)	(2%)
Tax on loss on ordinary activities	0.2	0%	(0.6)	0%
Equity minority interest	0.0	0%	(0.1)	0%

Profit/(loss) for the period	£0.0	0%	£(4.4)	(2%)

1st Quarter 2003 Compared To 1st Quarter 2002

In the tables below that discuss comparable results, the effect of disposals is calculated by removing actual results for the 1st Quarter 2002 of businesses sold during Fiscal 2002, and the effect of foreign exchange movements is calculated by retranslating current period ongoing results at rates used to translate prior period results.

Turnover from Continuing Operations

Total turnover from continuing operations decreased by £36.0 million, or 19%, to £156.8 million in 1st Quarter 2003 from £192.8 million in 1st Quarter 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary of comparable turnover for our key segments.

	1st Quarter	Foreign Exchange	Comparable 2003	1st Quarter	Effect of Disposals	Comparable 2002	Comparable change
	2003			2002
	(in millions, except percentages)

Global Food Service Equipment	£132.1	£7.4	£139.5	£144.3	(£14.1)	£130.2	7%
Food Retail Equipment	24.7	1.8	26.5	48.5	(13.2)	35.3	(25%)

Global Food Service Equipment.    The following table sets forth a geographic breakdown of turnover from our global food service equipment segment.

	1st Quarter 2003		1st Quarter 2002		Change
	(in millions, except percentages)

North America	£100.1	76%	£107.3	74%	(£ 7.2)	(7%)
Europe & Asia	32.0	24%	37.0	26%	(5.0)	(14%)

Total Global Food Service Equipment	£132.1	100%	£144.3	100%	(£12.2)	(8%)

The following table sets forth a summary of comparable turnover from the segment.

	1st Quarter	Foreign Exchange	Comparable 2003	1st Quarter	Effect of Disposals	Comparable 2002	Comparable change
	2003			2002
	(in millions, except percentages)

North America	£100.1	£7.8	£107.9	£107.3	(£ 9.5)	£ 97.8	10%
Europe & Asia	32.0	(0.4)	31.6	37.0	(4.6)	32.4	(2%)

Total Global Food ServiceEquipment	£132.1	£7.4	£139.5	£144.3	(£14.1)	£130.2	7%

Turnover in the Global Food Service Equipment segment decreased by £12.2 million, or 8%, to £132.1 million in 1st Quarter 2003 from £144.3 million in 1st Quarter 2002 primarily due to the effect of sales of businesses and foreign exchange rate movements as shown in the table above, partly offset by an improvement in comparable turnover. Comparable turnover from our North America operations increased by 10%, due to improved volumes and market share in the North American market, partially reflecting the impact of September 11, 2001 which reduced the results of the 1st Quarter 2002.

Turnover from Europe and Asia decreased by £5.0 million, or 14%, to £32.0 million in 1st Quarter 2003 from £37.0 million in 1st Quarter 2002, with £4.6 million of the decrease attributable to sales of businesses in Fiscal 2002. Comparable sales from Europe and Asia decreased by 2% due to reduced volumes.

Food Retail Equipment.    Turnover decreased by £23.8 million, or 49%, to £24.7 million in 1st Quarter 2003 from £48.5 million in 1st Quarter 2002. £13.2 million of the decrease is attributable to the sale of businesses. Turnover in 1st Quarter 2003 was also adversely affected by £1.8 million of foreign exchange rate movements, with the comparable decrease in sales of £8.8 million being attributable to sales price erosion during 1st Quarter 2003, lower sales at our operations in Mexico and unseasonably higher sales in Kysor Panel Systems during 1st Quarter 2002.

Property.    No turnover occurred for 1st Quarter 2003 or 1st Quarter 2002 for the Property segment. We expect that revenues will arise during the fourth quarter of Fiscal 2003 in connection with ongoing development at and sale of part of our land in Felsted, England.

Operating Profit from Continuing Operations before Goodwill Amortization and Exceptional Items

Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £4.0 million, or 33%, to £8.1 million in 1st Quarter 2003 from £12.1 million in 1st Quarter 2002. The principal reasons for this decrease are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary of comparable operating profit from continuing operations before goodwill amortization and exceptional items for our key segments:

	1st Quarter	Foreign	Comparable 2003	1st Quarter	Effect of Disposals	Comparable 2002	Comparable change
	2003	Exchange		2002
	(in millions, except percentages)

Global Food Service Equipment	£11.0	£ 0.7	£11.7	£12.5	(£0.8)	£11.7	0%
Food Retail Equipment	(0.8)	(0.1)	(0.9)	1.7	(1.3)	0.4	(325%)

Global Food Service Equipment.    The following table sets forth a geographic breakdown of our operating profit from continuing operations before goodwill amortization and exceptional items from our Global Food Service Equipment segment.

	1st Quarter 2003		1st Quarter 2002		Change
	(in millions, except percentages)

North America	£ 9.4	85%	£ 9.8	78%	£(0.4)	(4%)
Europe & Asia	1.6	15%	2.7	22%	(1.1)	(41%)

Total Global Food Service Equipment	£11.0	100%	£12.5	100%	£(1.5)	(12%)

The following table sets forth a summary of comparable operating profit from continuing operations before goodwill amortization and exceptional items for the segment.

	1st Quarter	Foreign	Comparable 2003	1st Quarter	Effect of Disposals	Comparable 2002	Comparable change
	2003	Exchange		2002
	(in millions, except percentages)

North America	£ 9.4	£0.8	£10.2	£ 9.8	(£0.4)	£ 9.4	8%
Europe & Asia	1.6	(0.1)	1.5	2.7	(0.4)	2.3	(35%)

Total Global Food Service Equipment	£11.0	£0.7	£11.7	£12.5	(£0.8)	£11.7	0%

Operating profit from continuing operations before goodwill amortization and exceptional items for the Global Food Service Equipment segment decreased by £1.5 million, or 12%, to £11.0 million in 1st Quarter 2003 from £12.5 million in 1st Quarter 2002, primarily due to the effect of sales of businesses and foreign exchange rate movements as shown in the table above.

The results from North America decreased by £0.4 million, or 4%, to £9.4 million in 1st Quarter 2003 from £9.8 million in 1st Quarter 2002 due to the sales of businesses and foreign exchange rate movements, plus cost increases due to inflationary pressures. On a comparable basis, however, the cost increases were more than offset by an improvement in operating profits due to increased volumes. Most of our North American businesses performed strongly, however our North American refrigeration business suffered pricing issues and a higher mix of lower margin products that reduced profits.

Operating profit from continuing operations before goodwill amortization and exceptional items in Europe and Asia decreased by £1.1 million, or 41%, to £1.6 million in 1st Quarter 2003 from £2.7 million in 1st Quarter 2002, £0.4 million of which was due to the effect of sales of businesses. On a comparable basis, the decrease was 35%, principally due to low volume and factory moves in two of our U.K businesses although significant improvement has been seen since 4th Quarter 2002.

Food Retail Equipment.    Operating profit from continuing operations before goodwill amortization and exceptional items decreased by £2.5 million, or 147%, to a loss of £0.8 million in 1st Quarter 2003 from a profit of £1.7 million in 1st Quarter 2002. £1.3 million of the decrease was due to sales of businesses. The £1.3 million decrease in comparable operating profit was attributable to reduced volume and increased cost pressures partially offset by aggressive cost controls at both Kysor Panel Systems and Kysor/Warren.

Property. Because there were no property sales in either quarter, no operating profits are reported for 1st Quarter 2003 or 1st Quarter 2002.

Corporate Costs.    Overall, corporate costs remained stable at £2.1 million for the 1st Quarter 2003 and 2002.

Goodwill Amortization.    Amortization of goodwill from continuing operations decreased by £1.5 million to £3.5 million in 1st Quarter 2003 from £5.0 million in 1st Quarter 2002 due to a goodwill impairment booked during the third quarter of Fiscal 2002 coupled with the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items.    The operating exceptional items during 1st Quarter 2003 comprised £1.7 million in additional legal fees accrued for the Consolidated Industries case. A reduced tax charge of £0.6 million also occurred during 1st Quarter 2003 as a result of these increased fees. The £2.4 million of charges recorded during 1st Quarter 2002 resulted from the continued rationalization of administration functions, including simplifying management structures.

Profit on Disposal of Businesses.    Profit on disposal of businesses during 1st Quarter 2003 totalled £2.5 million. This gain arose due to the release from the majority of the warranties and indemnities that were given at the time of the disposal of one of our non-core businesses. Profit on disposal of businesses during 1st Quarter 2002 amounted to £2.7 million.

Net Interest Payable and Similar Charges.    Net interest payable and similar charges were £5.6 million during 1st Quarter 2003, compared with £11.1 million in 1st Quarter 2002. Charges for 1st Quarter 2002 include £4.1 million for the write-off of deferred financing fees related to our previous multi-currency revolving credit facility entered into in March 2001. The remaining decrease from 1st Quarter 2002 is primarily related to lower average debt balances, partially offset by the higher interest rate on our senior notes due 2012, which were issued in Fiscal 2002.

Tax on Loss on Ordinary Activities.    Tax on loss on ordinary activities decreased by £0.8 million from 1st Quarter 2002 to 1st Quarter 2003, while our effective tax rate increased from (16%) to 100% for the same periods. These changes were as a result of higher pre-exceptional operating profits in 1st Quarter 2002 offset by deferred taxes of £0.1 million. In addition, the £1.7 million legal fee accrual in exceptional items for 1st Quarter 2003 was taxable unlike the other exceptional items for both 1st Quarter 2002 and 1st Quarter 2003.

U.S. GAAP Reconciliation

Net profit under U.S. GAAP for 1st Quarter 2003 was £2.7 million, compared to £0.0 million for the same period under U.K. GAAP. The primary difference between these amounts relates to goodwill amortization of £3.5 million. Goodwill under U.S. GAAP is no longer amortized but is subject to an annual impairment test. Under U.K. GAAP, goodwill is amortized over a period of 20 years. This is a change in accounting policies under U.S. GAAP due to the adoption of Statement of Financial Accounting Standard 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”. SFAS 142 was not applicable during the 1st Quarter 2002 and accordingly an additional goodwill amortization charge of £3.8 million arose under U.S. GAAP for that quarter.

The remaining GAAP differences for 1st Quarter 2003 related to pension costs of £0.5 million, capitalization of interest costs of £0.1 million and deferred taxation adjustments of £0.4 million.

The £2.7 million profit for 1st Quarter 2003 under U.S. GAAP is represented by £0.2 million from continuing operations and £2.5 million from the gain on sale of discontinued operations. The gain on sale of discontinued operations arose due to the release of the majority of the warranties and indemnities that were granted at the time of the disposal of one of our non-core businesses.

Net loss under U.S. GAAP for 1st Quarter 2002 was £9.5 million, compared to a loss for the same period of £4.4 million under U.K. GAAP. The primary differences between the net loss amount under U.S. GAAP and U.K. GAAP related to additional amortization of goodwill of £3.8 million, derivative instruments of £1.8 million, gain on sale of businesses of £2.4 million and deferred taxation of £1.3 million.

In addition to the above GAAP differences, U.S. GAAP also affects the accounting for the timing of the recognition of gains on sale/leaseback transactions, the recording of loss contingencies, the timing of the recognition of restructuring expenses and share option plans, when applicable.

Liquidity and Capital Resources

Our net debt was reduced by £194.1 million to £182.0 million at December 28, 2002 from £376.1 million at December 29, 2001 due to the sale of businesses, proceeds from our rights offering, positive cash flows and the weakening of the dollar. Total indebtedness (including financial indebtedness, trade payables and other liabilities) has also been reduced, from £650.5 million at the end of 1st Quarter 2002 to £442.0 million at the end of 1st Quarter 2003. The reduction of total indebtedness during 1st Quarter 2003 was £44.9 million for the three month period.

On December 28, 2002, we had £59.2 million of cash and cash equivalents compared to £26.9 million as of the end of 1st Quarter 2002. As of December 28, 2002, we had £41.2million of borrowing availability under our credit facilities, compared to £54.2 million and £42.7 million as of the end of 1st Quarter 2002 and Fiscal 2002 respectively.

Borrowing availability under our senior credit facility is dependent upon our ongoing compliance with the financial and other covenants set forth in the facility. We believe that cash on hand and funds from operations, together with funds available under our credit facilities, will provide us with sufficient liquidity and resources to meet our financial obligations, including payment of interest, as well as for working capital, capital expenditures and other needs over the next twelve months.

Historical Cash Flows

The following table sets forth a summary of cash flow items for the periods presented:

	1st Quarter 2003	1st Quarter 2002
	(in millions)

Net cash inflow from operating activities before exceptional items	£11.0	£2.3
Net cash outflow from operating exceptional items	(0.9)	(11.2)

Net cash inflow(outflow) from operating activities	10.1	(8.9)
Capital expenditure and financial investment	(0.8)	(2.7)
Acquisitions and disposals	0.0	16.6
Financing activities	(12.9)	(10.2)

Operating Activities

Net cash provided by operating activities before exceptional items increased by £8.7 million to £11.0 million during 1st Quarter 2003 from £2.3 million during 1st Quarter 2002. The increase resulted from lower creditor outflows and improved accounts receivable collections during 1st Quarter 2003 offset in part by £2.5 million lower operating profits before exceptional items from 1st Quarter 2002 to 1st Quarter 2003.

Net cash used for operating exceptional items was £0.9 million during 1st Quarter 2003 and £11.2 million during 1st Quarter 2002. The operating exceptional items during 1st Quarter 2003 principally represented costs associated with rationalizing administration functions and simplifying management structures of £0.7 million.

Capital Expenditure and Financial Investment and Acquisitions and Disposals

Net cash outflow from these activities was £0.8 million during 1st Quarter 2003, compared to a net cash inflow of £13.9 million during 1st Quarter 2002, a net decrease of £14.7 million of funds received. The key transactions giving rise to this decrease were disposals of businesses for £18.7 million offset by payments to Nobia AB of £2.1 million for the disposal of Magnet during 1st Quarter 2002. The remaining change in cash flows of £1.9 million arose principally due to a reduction of £1.6 million, for payments to acquire tangible assets, from 1st Quarter 2002 to 1st Quarter 2003. This was due to an across the board reduction in capital expenditures.

Financing Activities

Net cash outflow from financing activities was £12.9 million during 1st Quarter 2003, compared to £10.2 million during 1st Quarter 2002. For 2003 and 2002, the remaining net outflow of cash for financing activities has been to reduce indebtedness.

Changes to Credit and Debt Facilities

In addition to the covenants in place as at the end of Fiscal 2002, we are now subject to a minimum fixed charge ratio. This requirement came into effect during 1st Quarter 2003, as required under our facilities agreement. As of December 28, 2002, we were in compliance with all debt covenants.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates during 1st Quarter 2003 from those reported in our Annual Report on Form 20-F for Fiscal 2002.

Research and Development

Our policy is to expense research and development costs as they are incurred. There have been no material changes to research and development costs.

Legal Proceedings

As described in our 2002 Annual Report on Form 20-F, our subsidiary, Enodis Corporation has been named in a number of lawsuits throughout the United States in which the plaintiffs seek to hold Enodis Corporation liable as the “alter ego” of its former subsidiary, Consolidated Industries Corp. (“Consolidated”), for the debts and other liabilities of Consolidated. The plaintiffs in these actions include Daniel L. Freeland, in his capacity as trustee of the bankruptcy estate of Consolidated; Amana, LLC; Bard Manufacturing Company; KB Home; Shapell Industries, Inc.; and J.F. Shea Co. Inc. In addition to the alter ego claim, Freeland asserts a variety of bankruptcy and equitable claims seeking to recover up to $30 million paid by Consolidated to Enodis Corporation between 1988 and 1998 and an additional $30 million representing the principal amount of a promissory note issued by Consolidated to Enodis which was never paid but which was contributed in full back to the capital of Consolidated.

The actions brought by Bard and Amana went to mediation without result. We have appealed from an order finding jurisdiction of Texas courts over Enodis Corporation and another subsidiary. A trial previously scheduled for April 2003 has been adjourned without a new trial date being set. On January 7, 2003, the Indiana District Court entered summary judgement for $8.6 million against Enodis Corporation in relation to the complaint by the Trustee that the purchase price paid to Enodis for the stock of Consolidated was a fraudulent transfer. Enodis believes that the Indiana District Court’s decision is incorrect and intends to appeal from that decision. The trial of the remaining claims in the Trustee’s complaint commenced on February 3, 2003.

Enodis Corporation has thoroughly investigated all these claims, believes that they are without merit, and is defending them vigorously.

On February 21, 2002, Consolidated entered into a Court-monitored settlement of one of the lawsuits, a California class action relating to 153,000 furnaces. The settlement remains subject to termination until all claims registered by

January 13, 2003 are accounted for. Implementation of the settlement is anticipated by February 13, 2003. If settlement is implemented, the previous potential exposure of Consolidated of up to $600 million in respect of these furnaces would be substantially eliminated.

The issue of whether Consolidated and/or Enodis Corporation has insurance coverage for some or all of these contingent liabilities is the subject of reservation of rights by a number of insurance-carriers, though the carriers are cooperating in attempts to resolve the lawsuits. The issue of coverage is the subject of litigation involving $3.2 million between the Enodis Corporation and Wausau Insurance Company, which paid that amount on behalf of Consolidated and is seeking to recover it from Enodis Corporation.

Based upon our current assessments of these lawsuits and claims, Enodis Corporation believes that the defence and the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts currently accrued in respect of them. Therefore, the defence and resolution of these lawsuits should not have a material effect on our financial condition. However, the damages alleged in the lawsuits substantially exceed the estimate of, and accruals for, the potential exposure.

Current Financial and Trend Information

Our 1st Quarter 2003 results were as we anticipated at the start of Fiscal 2003, in what is seasonally our weakest quarter. Given recent signs of increasing nervousness among our customer base about the political situation and economic outlook, we are becoming a little more cautious about the likely full year results. Were the present £/U.S.$ rate of $1.65:£1 to be maintained, compared with last year’s average rate of $1.47:£1, our U.S. operating results would be reduced by approximately £5 million with an offsetting benefit to the interest charge of approximately £1 million.

Management continues to focus on customer satisfaction, cost control and cash management to mitigate the impact of this difficult trading environment. We expect our Food Service Equipment – North America business to build on the market share progress achieved over the last year. In Food Retail Equipment we anticipate further progress at Kysor/Warren as our management actions take effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

By:	/S/ ANDREW J. ALLNER
Name: Andrew J. Allner Title: Chief Executive Officer

February 10, 2003